Sit Developing Markets Growth Fund

Investment Strategies

The Fund invests, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled or operating in a developing market.

Countries or regions are selected for investment opportunities, based on several factors, including:

- economic, social, and political trends
- earnings outlook
- market liquidity
- fiscal and monetary policy, as well as currency exchange rate expectations

After careful review of these factors, we consider companies exhibiting:

- unique products or services
- growing product demand
- dominant and growing market share
- management experience and capabilities
- strong financial condition

√ **Long-Tenured Managers**

√ **Significant insider ownership**

Symbol: SDMGX
CUSIP: 82980D-40-0

Fund Details

Investment Style: Emerging Markets

Inception Date: 7/1/94

Minimum Investment: $5,000

Expense Ratio: 2.00%

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Roger J. Sit
Raymond E. Sit

As of 3/31/09

Total Net Assets: $9.6 Million

Sit Developing Markets Growth Fund Average Annual Total Return	Three Month*	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit Developing Markets Growth(1)	-1.14%	-48.91%	-9.92%	3.90%	5.54%	1.98%
MSCI Emerging Markets Index	0.52	-48.40	-10.23	3.41	5.47	1.18

*Annualized returns not available for 3-month period.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Portfolio Sector Allocation

Sector	%
Energy Minerals	13.0%
Non-Energy Minerals	12.9
Finance	11.6
Electronic Technology	11.1
Communications	9.8
Utilities	7.2
Sectors Less Than 7%	31.5
Cash and Other Net Assets	2.9

Portfolio Structure By Region

Region	%
Asia	57.7%
Latin America	21.4
Europe	8.1
Africa/Middle East	9.9
Cash and Other Net Assets	2.9

Portfolio Ten Largest Holdings

1. Petrobras
2. BHP Billiton, Ltd., A.D.R.
3. Cia Vale Do Rio Doce, A.D.R.
4. Samsung Electronics
5. China Life Insurance Co., A.D.R.
6. Teva Pharmaceutical, A.D.R.
7. Tsingtao Brewery
8. Reliance Industries, G.D.R.
9. China Oilfield Services, Ltd.
10. Nice Systems, Ltd.

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

(1) International investing has special risks, such as currency exchange fluctuations, high volitility, illiquidity and the possibility of policital instability.

Sit Dividend Growth Fund
Class I and Class S

As of 3/31/2009

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

Objective

The Fund primarily seeks to provide current income that exceeds the dividend yield of the *S&P 500* Index and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.

Investment Strategies

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Fund may invest the balance of its assets in preferred stocks, convertible bonds, and U.S. Treasury securities.

Several factors are considered in the evaluation of a company's potential for above average long-term earnings, revenue, and dividend growth, including:

- a record of paying dividends
- strong prospects for growing dividend payments
- unique product or service
- growing product demand
- dominant and growing market share
- management experience and capabilities
- strong financial condition

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Roger J. Sit
Kent L. Johnson, CFA
Michael J. Stellmacher, CFA

Fund Details

Investment Style: Large Blend

	Class I	Class S
Symbol:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Minimum Investment:	$100,000	$5,000
Expense Ratio:	1.00%	1.25%
Total Net Assets (Millions):	$25.0	$12.1

	Sit Dividend Growth Fund Average Annual Total Return					
	Three Month*	One Year	Three Years	Five Years	Since Inception	12-Month Distribution Rate(1)
Class I Shares	-8.66%	-31.70%	-6.82%	0.53%	0.79%	2.25%
S&P 500 Index	-11.01	-38.09	-13.06	-4.77	-4.24	n/a
Class S Shares	-8.78	-31.95	-7.07	n/a	-7.07	1.98
S&P 500 Index	-11.01	-38.09	-13.05	n/a	-13.05	n/a

*Annualized returns not available for 3-month and year-to-date periods.
(1) Based on the last 12 months of distributed net investment income and average NAV as of 3/31/09. One of the investment objectives of Sit Dividend Growth Fund is to provide income, which is distributed quarterly.

Portfolio Sector Allocation

Finance	15.8%
Consumer Non-Durables	12.4
Health Technology	12.3
Energy Minerals	9.8
Electronic Technology	8.1
Producer Manufacturing	6.9
Sectors Less Than 5%	31.8
Cash and Other Net Assets	2.9

Portfolio Ten Largest Holdings

Johnson & Johnson, Inc.
Verizon Communications, Inc.
Int'l Business Machines Corp.
Chevron Corp.
Procter & Gamble Co.
Pepsico, Inc.
Occidental Petroleum Corp.
Becton Dickinson & Co.
Total SA
Intel Corp.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Sit Global Dividend Growth Fund
Class I and Class S

As of 3/31/09

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

Objective

The Fund seeks to provide current income that exceeds the dividend yield of a composite index (comprised of 60% S&P 500 Index and 40% MSCI EAFE Index) and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.

Investment Strategies

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund may invest the balance of its assets in preferred stocks, convertible bonds, and U.S. Treasury securities.

Several factors are considered in the evaluation of a company's potential for above average long-term earnings, revenue, and dividend growth, including:

- a record of paying dividends
- strong prospects for growing dividend payments
- unique product or service
- growing product demand
- dominant and growing market share
- management experience and capabilities
- strong financial condition

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Roger J. Sit
Kent L. Johnson, CFA
Tasha M. Murdoff
Raymond E. Sit
Michael J. Stellmacher, CFA

Fund Details

Investment Style: Large Blend

	Class I	Class S
Symbol:	GDGIX	GDGSX
CUSIP:	82980D-89-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Minimum Investment:	$100,000	$5,000
Expense Ratio:	1.25%	1.50%
Total Net Assets (Millions):	N/A	N/A

Sit Global Dividend Growth Fund Average Annual Total Return

	Three Month*	Six Month*	One Year	Three Years	Since Inception	12-Month Distribution Rate(1)
Class I Shares	-11.12%	-15.79%	n/a	n/a	-15.79%	n/a
Composite Index	-12.19	-30.73	n/a	n/a	-30.73	n/a
Class S Shares	-11.23	-15.94	n/a	n/a	-15.94	n/a
Composite Index	-12.19	-30.73	n/a	n/a	-30.73	n/a

*Annualized returns not available for 3-month, year-to-date and since inception periods.
(1) Based on the last 12 months of distributed net investment income and average NAV as of 9/30/08. One of the investment objectives of Sit Dividend Growth Fund is to provide income, which is distributed quarterly.

Portfolio Sector Allocation

Finance	17.0%
Health Technology	11.7
Consumer Non-Durables	11.6
Energy Minerals	9.2
Electronic Technology	7.7
Producer Manufacturing	7.1
Sectors Less Than 6%	30.5
Cash and Other Net Assets	5.2

Portfolio Ten Largest Holdings

- Procter & Gamble Co.
- Occidental Petroleum Corp.
- Abbott Laboratories
- Baxter International, Inc.
- Johnson & Johnson, Inc.
- Pearson, A.D.R.
- Int'l Business Machines Corp.
- Verizon Communications, Inc.
- Pepsico, Inc.
- Telefonica, A.D.R.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Sit International Growth Fund

Investment Strategies

The Fund invests, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside of the United States.

Countries or regions are selected for investment opportunities, based on several factors including:

- economic, social, and political trends
- earnings outlook
- market liquidity
- fiscal and monetary policy, as well as currency exchange rate expectations

After careful review of these factors, we consider companies exhibiting:

- unique products or services
- growing product demand
- dominant and growing market share
- management experience and capabilities
- strong financial condition

√ **Long-Tenured Managers**

√ **Significant insider ownership**

Symbol: SNGRX
CUSIP: 82980D-10-3

Fund Details

Investment Style: International Growth
Inception Date: 11/1/91
Minimum Investment: $5,000
Expense Ratio: 1.50%(1)

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Roger J. Sit
Janet K. Kinzler
Tasha M. Murdoff

As of 3/31/09

Total Net Assets: $17.1 Million

	Sit International Growth Fund Average Annual Total Return					
	Three Month*	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit International Growth(2)	-15.84%	-48.58%	-16.50%	-4.45%	-5.63%	1.38%
MSCI EAFE Growth Index	-12.43	-45.36	-13.12	-1.99	-2.46	1.40

*Annualized returns not available for 3-month period.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Portfolio Sector Allocation	
Consumer Non-Durables	15.4%
Finance	11.8
Health Technology	10.4
Producer Manufacturing	7.5
Communications	7.0
Sectors Less Than 7%	45.5
Cash and Other Net Assets	2.2

Portfolio Structure - By Region	
Europe	57.4%
Asia	31.2
Other	9.2
Cash and Other Net Assets	2.2

Portfolio Ten Largest Holdings

1. BHP Billiton, Ltd.
2. Nestle, S.A.
3. Telefonica, S.A.
4. Schlumberger, Ltd.
5. Roche Holdings, A.G.
6. Reckitt Benckiser, p.l.c
7. Total, S.A.
8. Syngenta, A.G.
9. Synthes, Inc.
10. Pearson, A.D.R.

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

(1) Fee is the result of the Adviser's voluntary fee waiver through December 31, 2009. The contractual fee is 1.85%.
(2) International investing has special risks, such as currency exchange fluctuations, high volitility, illiquidity and the possibility of policital instability.

Sit Large Cap Growth Fund

Investment Strategies

The Fund invests, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more at the time of purchase.

Investing in domestic growth-oriented companies that exhibit the potential for superior growth.

Several factors are considered in the Adviser's evaluation of a company, including:

- unique product or service
- growing product demand
- dominant and growing market share
- management experience and capabilities
- strong financial condition.

√ **Long-Tenured Managers**

√ **Significant insider ownership**

Symbol: SNIGX
CUSIP: 829797-10-9

Fund Details

Investment Style: Large Cap Growth
Inception Date: 9/2/82
Minimum Investment: $5,000
Expense Ratio: 1.00%

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Roger J. Sit
Ronald D. Sit, CFA
Michael J. Stellmacher

As of 3/31/09

Total Net Assets: $246.1 Million

	Sit Large Cap Growth Fund Average Annual Total Return					
	Three Month*	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit Large Cap Growth	-4.65%	-32.10%	-9.79%	-1.42%	-4.06%	9.71%
Russell 1000® Growth Index	-4.12	-34.28	-11.28	-4.39	-5.26	9.16

*Annualized returns not available for 3-month period.

Portfolio Sector Allocation	
Electronic Technology	13.2%
Health Technology	10.8
Consumer Non-Durables	9.6
Finance	9.3
Energy Minerals	8.4
Technology Services	6.4
Consumer Services	5.1
Producer Manufacturing	5.0
Sectors Less Than 5%	22.3
Cash & Other Net Assets	9.9

Portfolio Ten Largest Holdings
IBM Corp.
Coca-Cola Co.
McDonald's Corp.
Verizon Communications, Inc.
Monsanto Co.
Qualcomm, Inc.
Pepsico, Inc.
Intel Corp.
Oracle Corp.
Procter & Gamble Co.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

Sit Mid Cap Growth Fund

Investment Strategies

The Fund invests, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion at the time of purchase.

The Fund invests in domestic growth-oriented medium to small companies believed to exhibit the potential for superior growth.

Several factors are considered in the evaluation of a company, including:

- unique product or service
- growing product demand
- dominant and growing market share
- management experience and capabilities
- strong financial condition

√ **Long-Tenured Managers**

√ **Significant insider ownership**

Symbol: NBNGX
CUSIP: 829796-10-1

Fund Details

Investment Style: Mid Cap Growth
Inception Date: 9/2/82
Minimum Investment: $5,000
Expense Ratio: 1.15%**

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Roger J. Sit
Kent L. Johnson, CFA
Mathew T. Loucks, CFA
Robert W. Sit, CFA

** Result of the Adviser's voluntary waiver of fee through December 31, 2009. The contractual fee is 1.25%.

As of 3/31/09

Total Net Assets: $107.5 Million

	Sit Mid Cap Growth Fund Average Annual Total Return					
	Three Month*	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit Mid Cap Growth(1)	-5.05%	-40.62%	-14.00%	-2.99%	-1.19%	10.40%
Russell Midcap® Growth Index	-3.36	-39.58	-14.89	-3.91	-0.95	n/a

*Annualized returns not available for 3-month period.

Portfolio Sector Allocation	
Health Technology	16.2%
Electronic Technology	10.3
Finance	10.2
Producer Manufacturing	9.0
Technology Services	8.8
Energy Minerals	7.4
Process Industries	7.0
Sectors Less Than 6%	30.2
Cash & Other Net Assets	0.9

Portfolio Ten Largest Holdings
Activision Blizzard, Inc.
Gilead Sciences, Inc.
Celgene Corp.
Southwestern Energy Co.
TCF Financial Corp.
Stericycle, Inc.
Gamestop Corp.
American Tower Corp.
Airgas, Inc.
CF Industries Holdings, Inc.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

(1) Stocks of small- and mid-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Sit Minnesota Tax-Free Income Fund

Objective

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

Investment Strategies

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from regular federal income tax and Minnesota regular personal income tax. During normal market conditions, the Fund invests 100% (and, as a fundamental policy, no less that 80%) of its net assets in such tax-exempt municipal securities.

√ Long-Tenured Managers

√ Double tax-exempt income*

√ Strong risk-adjusted returns

*Income is exempt from regular federal income tax and Minnesota regular personal income tax. Some income earned by the Fund may be treated as a tax preference item that is included in alternative minimum taxable income for certain investors.

Symbol: SMTFX
CUSIP: 82979K-10-0

Fund Details

Investment Style: Intermediate Municipal

Inception Date: 12/1/93

Minimum Investment: $5,000

Expense Ratio: 0.80%

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Michael C. Brilley
Debra A. Sit, CFA
Paul A. Jungquist, CPA, CFA

As of 3/31/2009

Total Net Assets: $244.1 Million

30-Day SEC Yield:	5.55%	Average Maturity:	14.5 Years
Tax Equivalent Yield:	9.27%[1]	Duration to Estimated Avg. Life:	5.1 Years[3]
12-Month Distribution Rate:	4.67%[2]	Implied Duration:	6.5 Years[3]

	Sit MN Tax-Free Income Fund Average Annual Total Return					
	Three Month**	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit MN Tax-Free Income	7.45%	-3.67%	0.35%	1.63%	3.01%	4.22%
Barclays Cap. 5-Year Muni. Bond Idx.	2.18	6.04	5.50	3.76	4.69	4.94

**Annualized returns not available for 3-month period.

Quality Ratings	
AAA	8.6%
AA	20.2
A	14.0
BBB	15.9
Less Than BBB	2.5
Not Rated	36.4
Other Assets and Liabilities	2.4

Portfolio Sector Allocation	
Hospital/Health Care	25.1%
Multifamily Mortgage Revenue	18.8
Single Family Mortgage Revenue	14.5
Education/Student Loan	11.0
Other Revenue	8.8
Insured	5.3
Utility	5.2
Sectors Less Than 5%	8.9
Cash and Other Net Assets	2.4

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the Lehman 5-Year Municipal Bond Index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Sit Investment Associates
Sit Mutual Funds

800-332-5580 www.sitfunds.com

(1) For individuals in the 35.0% federal tax bracket. (Assumes the maximum Minnesota tax bracket of 7.85%).
(2) Based on the last 12 monthly distributions of net investment income and average NAV as of 3/31/09.
(3) Duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio's implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Small Cap Growth Fund

Investment Strategies

The Fund invests, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations at the time of purchase of up to $3.0 billion or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous twelve months.

Investing in domestic growth-oriented small companies it believes exhibit the potential for superior growth.

Several factors are considered in the evaluation of a company, including:

- unique product of service
- growing product demand
- dominant and growing market share
- management experience and capabilities
- strong financial condition

√ Long-Tenured Managers

√ Significant insider ownership

Symbol: SSMGX
CUSIP: 82980D-30-1

Fund Details

Investment Style: Small Cap Growth
Inception Date: 7/1/94
Minimum Investment: $5,000
Expense Ratio: 1.50%

Investment Adviser

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management

Roger J. Sit
Kent L. Johnson, CFA
Mathew T. Loucks, CFA
Robert W. Sit, CFA
Michael J. Stellmacher, CFA

As of 3/31/09

Total Net Assets: $50.2 Million

	Sit Small Cap Growth Fund Average Annual Total Return					
	Three Month*	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit Small Cap Growth(1)	-7.96%	-37.68%	-15.02%	-3.47%	3.63%	7.54%
Russell 2000® Growth Index	-9.74	-36.36	-16.20	-5.37	-1.60	2.85

*Annualized returns not available for 3-month period.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Portfolio Sector Allocation	
Health Technology	19.9%
Electronic Technology	11.5
Technology Services	10.7
Finance	8.5
Producer Manufacturing	7.4
Industrial Services	5.8
Health Services	5.5
Energy Minerals	5.0
Sectors Less Than 4%	21.9
Cash and Other Net Assets	3.8

Portfolio Ten Largest Holdings
NuVasive, Inc.
ANSYS, Inc.
TCF Financial Corp.
Informatica Corp.
Southwestern Energy Co.
Stericycle, Inc.
SBA Communications Corp.
Gamestop Corp
Hansen Natural Corp.
Arena Resources, Inc

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

(1) Stocks of small- and mid-sized companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Sit Tax-Free Income Fund

Objective
The Fund seeks high current income that is exempt from federal income tax consistent with preservation of capital.

Investment Strategies
The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both regular federal income tax and federal alternative minimum tax. During normal market conditions, the Fund invests 100% (and, as a fundamental policy, no less than 80%) of its net assets in such tax-exempt municipal securities. Municipal securities are debt obligations issued by or for U.S. states, territories, and possessions and the District of Columbia and their political subdivisions, agencies, and instrumentalities.

√ **Long-Tenured Managers**

√ **Strong risk-adjusted returns**

√ **Tax-Free Income***

*Income is exempt from both regular federal income tax and federal alternative minimum tax.

Symbol: SNTIX
CUSIP: 829799-10-5

Fund Details
Investment Style: Intermediate Municipal

Inception Date: 9/29/88

Minimum Investment: $5,000

Expense Ratio: 0.77%***

Investment Adviser
Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management
Michael C. Brilley
Debra A. Sit, CFA
Paul A. Jungquist, CPA, CFA

*** Result of the Adviser's voluntary waiver of fee through December 31, 2009. The contractual fee is 0.80%.

As of 3/31/09

Total Net Assets: $138.8 Million

30-Day SEC Yield:	6.67%	Average Maturity:	15.2 Years
Tax Equivalent Yield:	10.26%(1)	Duration to Estimated Avg. Life:	6.0 Years(3)
12-Month Distribution Rate:	4.77%(2)	Implied Duration:	6.6 Years(3)

	Sit Tax-Free Income Fund Average Annual Total Return					
	Three Month**	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit Tax-Free income	6.60%	-9.14%	-2.44%	-0.32%	1.77%	4.69%
Barclays Cap. 5-Year Muni. Bond Idx.	2.18	6.04	5.50	3.76	4.69	5.81

**Annualized returns not available for 3-month period.

Portfolio Sector Allocation	
Hospital/Health Care	21.1%
Other Revenue	18.1
Multifamily Mortgage Revenue	14.3
Education/Student Loan	11.6
Single Family Mortgage Revenue	8.3
Sectors Less Than 7%	25.4
Cash and Other Net Assets	1.2

Quality Ratings (% of Total Net Assets)	
AAA	11.7%
AA	8.6
A	11.3
BBB	27.7
Less Than BBB	6.3
Not Rated	33.2
Other Assets and Liabilities	1.2

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the Lehman 5-Year Municipal Bond Index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

(1) For individuals in the 35.0% federal tax bracket.
(2) Based on the last 12 monthly distributions of net investment income and average NAV as of 3/31/09.
(3) Duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio's implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit U.S. Government Securities Fund

Objective
The Fund seeks high current income and safety of principal.

Investment Strategies
The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities.

√ **Long-Tenured Managers**

√ **Positive calendar year returns since inception in 1987**

√ **Low duration, high income strategy**

Symbol: SNGVX
CUSIP: 829800-10-1

Fund Details
Investment Style: Short Government

Inception Date: 6/2/87

Minimum Investment: $5,000

Expense Ratio: 0.80%**

Investment Adviser
Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, Minnesota 55402

Management
Michael C. Brilley
Bryce A. Doty, CFA
Mark H. Book, CFA, CMA

As of 3/31/2009
Total Assets: $390.6 Million

30-Day SEC Yield:	5.08%	Average Maturity:	21.0 Years
12-Month Distribution Rate:	4.83%(1)	Effective Duration:	1.9 Years(2)

Sit U.S. Government Securities Fund Average Annual Total Return

	Three Month*	One Year	Three Years	Five Years	Ten Years	Since Inception
Sit U.S. Government Securities	2.12%	4.18%	6.10%	4.52%	5.00%	6.58%
Barclays Cap. Interm. Govt. Bond Idx.	-0.08	5.99	7.62	4.82	5.76	6.93

*Annualized returns not available for 3-month period.

** Fee is the result of the Adviser's voluntary fee waiver through December 31, 2009. The contractual fee is 1.00%.

Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the Lehman Intermediate Government Bond Index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Portfolio Sector Allocation

Collateralized Mortgage Obligation	33.6%
FNMA Pass-Through	32.6
FHLMC Pass-Through	16.4
GNMA Pass-Through	14.8
Sectors less than 2.0%	1.4
Cash and Other Net Assets	1.2

Estimated Average Life Profile

0 - 1	1.2%
1 - 5	96.2
5 - 10	2.1
10 - 20	0.5
20+	0.0

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

(1) Based on the last 12 monthly distributions of net investment income and average NAV as of 3/31/09.
(2) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.